26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

November 3, 2015

VIA EDGAR

Mr. Nicholas P. Panos, Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Vimicro International Corporation
Schedule 13E-3/A
Filed on October 23, 2015 by Vimicro International Corporation, et al.
File No. 005-81172

Dear Mr. Panos:

On behalf of Vimicro International Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 26, 2015 with respect to the Schedule 13E-3/A, File No. 005-81172 (the “Schedule 13E-3”) filed on October 23, 2015 by the Company and the other filing persons named therein.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.2 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.

PARTNERS:  Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Michel Debolt1 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Soo Yien Khor |

Wing Lau3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Nicholas A. Norris3 | John A. Otoshi1 | Jamii Quoc | Jesse D. Sheley | Qiuning Sun1 | Dominic W.L. Tsun1,3 |

Li Chien Wong | David Yun3

REGISTERED FOREIGN LAWYERS:  Damien Coles3 | David M. Irvine3  | Benjamin W. James2 | Xiaoxi Lin1 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Xuesen Tai1 | Huimin Tang1 | David Zhang1

ADMITTED IN:  1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

November 3, 2015

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Vimicro China (Parent) Limited, Vimicro China Acquisition Limited, Dr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Dr. Xiaodong (Dave) Yang, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Vimicro Tianjin Corporation, Mr. Shengda Zan, Nantong Zongyi Investment Co., Ltd. or Alpha Spring Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

Schedule 13E-3/A

Reason for the Merger and Recommendation of . . . the Company’s Board of Directors, page 23

1.	We noticed the reply to prior comment number seven submitted in the correspondence dated October 23rd, 2015 regarding the disclaimer that indicates Duff & Phelps’ view that it is not legally responsible to anyone other than the Special Committee. Notwithstanding the revisions already made to page 34, please revise the disclosure in the proxy statement to summarize Duff & Phelps’ position and intent as expressed in the correspondence. Please refer to the following link for additional guidance as to what should be disclosed: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

In response to the Staff’s comments, we have revised the disclosure on page 34 of the Revised Proxy Statement to to summarize Duff & Phelps’ position and intent.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Vimicro China (Parent) Limited, Vimicro China Acquisition Limited, Dr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Dr. Xiaodong (Dave) Yang, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Vimicro Tianjin Corporation, Mr. Shengda Zan, Nantong Zongyi Investment Co., Ltd. and Alpha Spring Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Henry Yin at (852) 3761 9109 or Jason Frank at (852) 3761-3490.

November 3, 2015

Sincerely,

/s/ David T. Zhang
David T. Zhang of Kirkland & Ellis

cc:	Charles (Chuck) K. Ng - Vimicro International Corporation
Steven Liu - Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Jerome J. Ku - Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

November 3, 2015

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 26, 2015 with respect to the Schedule 13E-3/A, File No. 005-81172 (the “Schedule 13E-3”), filed on October 23, 2015 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Vimicro International Corporation

By:	/s/ Charles (Chuck) K. Ng
Name: Charles (Chuck) K. Ng
Title: Special Committee Chairman

Vimicro China (Parent) Limited

By:	/s/ Zhaowei (Kevin) Jin
Name: Zhaowei (Kevin) Jin
Title: Director

Vimicro China Acquisition Limited

By:	/s/ Zhaowei (Kevin) Jin
Name: Zhaowei (Kevin) Jin
Title: Director

Dr. Zhonghan (John) Deng

/s/ Zhonghan (John) Deng

Mr. Zhaowei (Kevin) Jin

/s/ Zhaowei (Kevin) Jin

Dr. Xiaodong (Dave) Yang

/s/ Xiaodong (Dave) Yang

November 3, 2015

Vimicro Beijing Corporation

By:	/s/ Zhonghan (John) Deng
Name: Zhonghan (John) Deng
Title: Director

Vimicro Shenzhen Corporation

By:	/s/ Zhaowei (Kevin) Jin
Name: Zhaowei (Kevin) Jin
Title: Director

Vimicro Tianjin Corporation

By:	/s/ Xiaodong (Dave) Yang
Name: Xiaodong (Dave) Yang
Title: Director

Mr. Shengda Zan

/s/ Shengda Zan

Nantong Zongyi Investment Co., Ltd.

By:	/s/ Shengda Zan
Name: Shengda Zan
Title: Director

Alpha Spring Limited

By:	/s/ Shengda Zan
Name: Shengda Zan
Title: Director